Exhibit (a)(12)
The Clorox Company
Statement re: Computation of Ratio of Earnings to Fixed Charges
Computation of Ratio of Earnings to Fixed Charges

Years Ended June 30
(In millions, except ratios)	2006	2005

Earnings from continuing operations before taxes	$653	$729

Additions:
Amortization of capitalized interest	2	2
Dividends from investees	9	10

Deductions:
Capitalized interest	—	—
Undistributed income of equity investees	(7)	(10)

Subtotal	657	731

Interest expense	127	79
Capitalized interest	—	—
Estimated portion of rental expense attributable to interest	4	4

Total fixed charges	131	83

Total earnings	$788	$814

Ratio of earnings to fixed charges	6	10